UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March], 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No        Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 9, 2006. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE RESULTS FOR FISICAL YEAR 2005

Seoul, Korea, March 9, 2006 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the year ended December 31, 2005

The Company reported total revenues of 98,778 million won for FY 2005, increased by 65.6 percent from total revenues of 59,654 million won for FY 2004. And, gross profit for FY 2005 was 18,447 million won increased by 65.0 percent from gross profit of 11,177million won for FY 2004. Mirae accounted 1,905 million won of operating profit that turned around positive figure from 7,208 million of operating loss for FY 2004. Moreover, Mirae accounted 2,563 million won of ordinary profit and net profit, respectively, for the fiscal year of 2005; whereas, ordinary loss and net loss of 31,648 million won for the fiscal year of 2004.

[Table 1.] Summary of Operating Results of FY 2005 vs. FY 2004

(Unit: in million Korean won, %)

Category	FY 2005	FY 2004	% Change	Comment
Revenues	98,778	59,654	65.6
Operating income (loss)	1,905	(7,208)		Turnover Operating Profit
Ordinary income (loss)	2,563	(31,648)		Turnover Ordinary Profit
Net income (loss)	2,563	(31,648)		Turnover Net Profit

Mirae Corporation was undergone a strategic corporate restructuring process, including its business reorganizing plan, which three different business site converged at CheonAn in order to concentrate on its core business. Moreover, We disposed unprofitable fixed asset and real estate where is located in Bundang and Hwaseong, Gyeonggi-do as well as disposal of equity in Softforum Co.,Ltd. We hope that our effort of corporate restructuring will bring us positive results.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2005	FY 2004
Asia	13.88	16.28
Europe	6.02	8.13
US	20.75	15.88
Overseas Total	40.65	40.29
Domestic	59.35	59.71
Total	100.0	100.0

Each division fully portrays its figures for the FY 2005 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 50,383 million won, or 50.3 percent increase, for the FY 2005 from 33,523 million won for the FY 2004. Our ATE sales are increased for the FY 2005 compare to 2004 strongly, and also the semiconductor equipment industry is expected to grow continuously in 2006; and we hope that our ATE sales show its growth accordingly. SMD Placement System Division (SMT) generated revenues of 33,458 million won for the FY 2005, increased by 37.7 percent from 24,299 million won for the FY2004. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 51.0 percent, 33.9 percent and 15.1 percent, respectively, for the fiscal year of 2005.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2005	FY 2004	% Change
ATE Division	50,383	33,523	+50.3
SMT Division	33,458	24,299	+37.7
Other	14,937	1,832	+715.3
Total	98,778	59,654	+65.6

Highlights of FY 2005

January 19, 2005

•	Change of representative director

Before the change: Hyung-Yun Lee

After the change: Hyung-Yun Lee and Soon-Do Kwon

•	Decision on disposal of building and land of Research and Development Center at Gyeonggi-do.

Amount of disposal (KRW): 24,000,000,000

Purpose of disposal: Corporate restructuring by selling unprofitable fixed asset

January 24, 2005

•	Decision on disposal of Bundang building at Gyenggi-do Seongnam City.

Amount of disposal (KRW): 11,550,000,000

Comparison to total amount of assets (%): 5.9

Purpose of disposal: Concentrate on core business by selling unprofitable fixed asset

January 27, 2005

•	Disposal of equity in Softforum Co.,Ltd.

Amount of disposal (KRW): 9,010,000,000

Number of shares to be disposed: 2,726,800

Number of shares held after disposal: 602,040

Shareholding ratio after disposal (%): 7.5

February 15, 2005

•	Sales or profit and loss change over 30% FY 2004

Major reason of sales or profit and loss change: Decrease of sales revenue and increase of bad debt expense due to the stagnation of semiconductor industry.

February 18, 2005

•	Change of representative director

Before the change: Hyung-Yun Lee and Soon-Do Kwon

After the change: Soon-Do Kwon

Reason of change: Hyung-Yun Lee resigned his position as a representative director

February 28, 2005

•	Decision on calling the 14th Annual Shareholder’s Meeting

•	Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2004.

•	Partial amendment to articles of incorporation.

•	Appointment of New outside directors who become members of audit committee

•	Approval of the ceiling amount of the Remuneration for Directors

March 18, 2005

•	Result of the 14th Annual Shareholders’ Meeting

•	Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2004.→ Resolved as proposed

•	Partial amendment to articles of incorporation. → Resolved as proposed

•	Appointment of New outside directors who become members of audit committee. → Resolved as proposed

•	Approval of the ceiling amount of the Remuneration for Directors → Resolved as proposed

March 24, 2005

•	Disaffiliation of affiliated company, SoftForum Co., Ltd.

March 28, 2005

•	Cancellation of Stock Option Granted

Number of grantees cancelled: 19 persons

Number of common shares cancelled: 1,271,669

Reason for cancellation: voluntary resignation

April 26, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 2,485,139,895

May 25, 2005

•	Provision of collateral for CyberBank Corporation

Accumulated amount of collateral in the current fiscal year (KRW): 15,000,000,000

June 22, 2005

•	Disaffiliation of affiliated company, Mirae America Inc.

June 29, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 2,231,502,888

July 4, 2005

•	Equity Investment in Mirae Online Co.,Ltd.

Investment Amount (KRW): 2,000,000,000

Object of Investment: 400,000 of Common Stocks

July 4, 2005

•	Disposal of treasury stock

Purpose of disposal: To pay bonus to employees

Number of Shares to be disposed: 666,800 Common Shares

July 4, 2005

•	Product and service transaction with CyberBank Corporation by means of Original Equipment Manufacturing

Transaction amount (KRW): 4,928,000,000

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,346,500,000

September 22, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,200,000,000

September 22, 2005

•	Cancellation of Stock Option granted

Number of grantees cancelled: 13 persons

Number of common shares cancelled: 471,177

Reason for cancellation: voluntary resignation

October 18, 2005

•	Mirae Corporation filed its annual report for the fiscal year ended December 31, 2004. Pursuant to certain comments received from United States Securities and Exchange Commission (the “SEC”) with respect to Mirae’s financial statements and the related notes contained in the 2004 20-F. The principal matter relates to consolidation of Cyber Bank Corporation, an affiliate of Mirae, in its Financial Statements pursuant to the requirements under FIN 46(R). Mirae is currently in the process of restating the Financial Statements and intends to file an amendment to the 2004 20-F, including the restated Financial Statements, as soon as practicable, but in no event later than November 30, 2005.

October 21, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,795,000,000

November 25, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,008,492,054

December 1, 2005

•	Purchase of Securities from CyberBank Corporation

Securities purchased or to be purchased: Mforma Group, Inc. issued common stocks 467,870

Purchase Amount(KRW) : 1,232,954,418

December 26, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 4,039,927,680

December 26, 2005

•	Exercise of Conversion Rights

Accumulated number of shares issued by exercising Conversion Rights: 4,687,500

Total number of shares issued: 183,873,500

Ratio to total number of shares issued: 2.55(%)

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

Balance Sheet

Income Statement

Cash Flow

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

DECEMBER 31, 2005 AND 2004

(In millions of Korean won)

	FY 2005	FY 2004
	(Audited)	(Audited)
ASSETS

CURRENT ASSETS :
Cash and cash equivalents	7,143	14,636
Short-term financial instruments	46,828	33,682
Marketable securities	295	148
Accounts receivable - trade, net	43,553	26,203
Short-term loan	707	88
Accounts receivable - other	9,062	3,750
Inventories	23,999	25,998
Accrued interest income	896	478
Advance payments and others	9,377	686
Prepaid income taxes	207	149

Total Current Assets	142,067	105,818

NON-CURRENT ASSETS :
Property, plant and equipment - net	46,061	74,472
Intangible assets - net	16,700	8,326
Investment securities	6,800	14,988
Long-term and restricted bank deposits	666	659
Guarantee deposits, net	4,764	4,552
Long-term receivables	1,634	3,109
Long-term loans and other	962	1,824

Total Non-Current Assets	77,587	107,930

TOTAL ASSETS	219,654	213,748

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

DECEMBER 31, 2005 AND 2004

(In millions of Korean won)

	FY 2005	FY 2004
	(Audited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable - trade	18,272	9,345
Short-term borrowings	39,717	35,796
Accounts payable - other	1,307	1,707
Advance receipts from customers	111	1,207
Withholdings	173	279
Accrued expenses and other	1,449	1,810
Short-term guarantee deposits received	15	183
Current long-term liability	624	2,237
Forward on Foreign Currency	—	—
Allowance for guarantee deposited and others	26,562	15,810

Total Current Liabilities	88,230	68,374

LONG-TERM LIABILITIES :
Long-term borrowings	5,598	10,238
Convertible Bond	—	3,009
Long-term guarantee deposits received	123	3,381
Accrued severance indemnities, net	2,136	2,429
Deffered tax liabilities	705	—

Total Long-term Liabilities	8,562	19,057

Total Liabilities	96,792	87,431

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 183 million shares as of December 31,2005 and 2004, respectively	18,387	17,919
Capital surplus :
Additional paid-in capital	132,616	129,884
Other Capital Surplus	192	—
Retained earnings(Accumulated deficit) :
Unappropriated	(27,082)	(29,645)
Capital adjustments :
Treasury stock	(2,379)	(4,344)
Variable capital using equity method	—	10,988
Gain on valuation of investment securities	1,860	—
Negative capital variation of equity method	(950)
Loss on disposition of treasury stock	(1,445)	—
Additional paid-in capital - employee stock options	1,663	1,515

Total Shareholders’ Equity	122,862	126,317

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	219,654	213,748

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

YEARS ENDED DECEMBER 31, 2005 AND 2004

(In millions of Korean won, except per share data)

	FY 2005	FY 2004
	(Audited)	(Audited)
REVENUES	98,778	59,654
COST OF SALES	80,331	48,477

GROSS PROFIT	18,447	11,177
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	16,542	18,385

OPERATING INCOME (LOSS)	1,905	(7,208)

OTHER INCOMES	27,711	5,242
OTHER EXPENSES	27,053	29,683

ORDINARY PROFIT (LOSS)	2,563	(31,648)

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME(LOSS)	2,563	(31,648)

NET INCOME(LOSS) PER SHARE (In Korean won)	14	(178)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

(In millions of Korean won)

	FY 2005	FY 2004
	(Audited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	2,563	(31,648)

Expenses not involving cash payments :
Provision for severance indemnities	1,080	1,357
Depreciation and amortization	5,071	5,922
Allowance for bad debts	15,520	16,017
Loss from depreciation of intangible assets and others	1,171	523
Foreign currency translation loss	527	1,672
Loss from valuation of short-term securities	—	4
Loss from disposal of tangible asset	4,724	—
Loss from disposal and valuation of investment securities	—	29
Equity in losses of affiliate	2,772	5,826
Loss on disposition of short-term securities	—	161
Loss on disposition of available-for sale securities	—	2
Expense from A/S	1,509	1,913
Impairment loss of available-for sale securities	—	169
Cost of interest	193	9
Compensation cost related to stock options	339	802
Impairment loss of development expense	—	1,517
Others	—	186

Sub-total	32,906	36,109

Income not involving cash receipts :
Foreign currency translation gain	(925)	(1,096)
Recapture of present value discount account	(249)	(344)
Gain on disposal and valuation of marketable securities	(109)	(525)
Gain on disposal of tangible assets	(11,889)	(21)
Gain on disposition of investment securities	(9,599)	—

Sub-total	(22,771)	(1,986)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

(In millions of Korean won)

	FY 2005	FY 2004
	(Audited)	(Audited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(24,075)	(1,191)
Accounts receivable - other	(4,375)	(1,251)
Accrued income	(418)	(388)
Advance payments	(8,024)	2,098
Prepaid expenses	17	—
Prepaid income tax	(58)	156
Inventories	1,999	(16,413)
Accounts payable - trade	8,935	6,750
Accounts payable - other	(535)	(109)
Advance receipts from customers	(1,096)	1,061
Withholdings	(106)	48
Accrued expenses	(362)	141
Loss from construction warranty	(1,017)	(919)
Severance indemnity payments	(1,373)	(927)

Sub-total	(30,488)	(10,944)

	(17,790)	(8,469)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	—	21,062
Decrease in short-term loans	316	50
Decrease in long-term financial instruments	1	20
Proceeds from disposal of investment securities by equity	9,010	—
Decrease in avaible-for-sale securities	—	126
Decrease in long-term loans	892	806
Decrease in long-term account receivables	2,038	1,445
Decrease in guarantee deposits	185	394
Proceeds from disposal of property, plant and equipment	34,906	44
Proceeds from disposal of landed property	12	68
Increase in Long term guarantee deposits	123	1,094

	47,483	25,109

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

(In millions of Korean won)

	FY 2005	FY 2004
	(Audited)	(Audited)
Cash out flows from investing activities:
Increase in investment securities	38	143
Increase in short-term loans	872	138
Increase in long-term financial instruments	9	117
Acquisition of investment securities by equity method	3,233	1,200
Increase in long-term account receivable	1,451	—
Increase in long-term loans	31	153
Increase in guarantee deposits	396	2,685
Acquisition of property, plant and equipment	881	1,807
Increase in construction in-progress	1,982	6,496
Acquisition of other tangible assets	1,141	1,467
Acquisition of industrial rights	1,331	499
Acquisition of other intangible assets	—	53
Increase in research and development cost	8,214	6,643
Decrease in guarantee deposits	171	301
Decrease in Long term guarantee deposits	3,378	1,147
Increase in short-term financial instruments	13,146	23,558

	36,274	46,407
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash in flows from financing activities :
Issuance of Convertible bonds	—	3,000
Increase in short-term borrowings	4,639	17,763
Disposition of treasury stock	520	—
Increase in long-term borrowings	1,383	6,561

Sub total	6,542	27,324

Cash out flows from financing activities :
Decrease in long-term borrowings	(5,217)	(861)
Decrease in current maturities of long-term liabilities	(2,237)	(1,788)

Sub total	(7,454)	(2,649)

	(912)	24,675

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,493)	(5,091)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	14,636	19,727

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	7,143	14,636

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO